
Mail Stop 4631

January 30, 2017

<u>Via E-Mail</u>
Mr. Jose Galarza
President, Treasurer, Secretary, and Director
Kalmin Corp.
Alberdi 1045
Caacupe, Paraguay, South America

> **Re: Kalmin Corp.**
> **Pre-effective Amendments 1 and 2 to Registration Statement**
> **on Form S-1**
> **Filed January 20 and 26, 2017**
> **File No. 333-215207**

Dear Mr. Galarza:

We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Because company's headquarter and assets . . ., page 10</u>

1. Refer to comment 2 in our December 28, 2016 letter. The disclosure in this risk factor continues to be unclear. Since Mr. Jose Galarza, your sole director and officer, is a non-resident of the United States, it appears that it may be difficult to effect service of process on Mr. Galarza in the United States or to enforce any judgments obtained in the United States courts against Mr. Galarza. Additionally, because the company's assets are located outside the United States, it appears that the company's assets will be outside of the jurisdiction of United States courts to administer if the company becomes the subject of any insolvency or bankruptcy proceeding. As a

result, if the company declares insolvency or bankruptcy, the company's shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if the company's assets were located within the United States under United States bankruptcy laws. Please revise this risk factor to state clearly its consequences for investors.

Financial Statements, page 49

Note 8 – Income Taxes, page 57
Note 7 – Income Taxes, page 67

2. We note that certain items within your income tax disclosures are unclear. Please advise or revise your disclosure for both periods presented as follows:

- On pages 58 and 67, please revise the sentence preceding your first table to say "Net deferred tax assets consist of the following";
- The deferred tax asset due to net operating loss carryforwards and the related valuation allowance at November 30, 2016 and August 31, 2016 appear to us to be $1,448 and $759, based upon applying the 34% tax rate to your net operating losses. Please revise your tables accordingly. Refer to ASC 740-10-30-5; and
- On page 67, please revise the second paragraph to state that the valuation allowance at August 31, 2016 was approximately $759 and the net change in the valuation allowance during the period from inception to August 31, 2016 was $759.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and Construction